FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 15, 2022, announcing Gilat’s unaudited Fourth Quarter and Full Year 2021 Results.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 and 333-255740) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 15, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Strong Fourth Quarter and Full Year 2021 Results;
Resumes Yearly Guidance with Continued Strong Growth in 2022

Fourth quarter revenue of $67.3 million, up 58% YoY; GAAP operating income of $5.6 million; Adjusted EBITDA of $10.6 million;

Petah Tikva, Israel – February 15, 2022 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter Financial Highlights

•	Revenues of $67.3 million, up 58% compared with $42.6 million in Q4 2020 and up 35% compared with $49.9 million in the previous quarter;
•
GAAP operating income of $5.6 million compared with $62.7 million in Q4 2020 which included a one-time net income of $64.8 million related to the settlement with Comtech. Excluding this item, Q4 2020 operating loss would have been $2.1 million. GAAP operating income in the previous quarter was $0.9 million;

•	Non-GAAP operating income of $6.8 million, compared with Non-GAAP operating loss of $1.6 million in Q4 2020, and Non-GAAP operating income of $1.5 million in the previous quarter;
•
GAAP net income of $2.4 million, or $0.04 per diluted share, compared with net income of $62.4 million, or $1.12 per diluted share in Q4 2020.  GAAP net income for Q4 2020 included the above-mentioned net income from the Comtech settlement; GAAP net income in the previous quarter was $0.2 million, or $0.00 per diluted share;

•
Non-GAAP net income of $5.9 million, or $0.10 per diluted share, compared with Non-GAAP net loss of $1.9 million, or loss of $0.03 per share in Q4 2020 and Non-GAAP net income of $0.7 million, or $0.01 per diluted share, in the previous quarter;

•	Adjusted EBITDA of $10.6 million, compared with $1.1 million in Q4 2020 and $4.0 million in the previous quarter;

Full year 2021 Financial Highlights

•	Revenue of $218.9 million, up by 32% compared with $165.9 million in 2020;
•	GAAP operating income of $2.5 million compared to $37.6 million in 2020; GAAP operating income in 2020 includes net income of $53.6 million related to the settlement with Comtech;
•	Non-GAAP operating income of $4.7 million compared with Non-GAAP operating loss of $13.7 million in 2020;
•
GAAP net loss of $2.7 million, or $0.05 per share, compared with GAAP net income of $34.9 million in 2020, or $0.63 per diluted share; GAAP net income in 2020 includes the above-mentioned Comtech settlement net income;

•	Non-GAAP net income of $1.8 million, or $0.03 per diluted share, compared to Non-GAAP net loss of $16.4 million, or $0.30 per share, in 2020;
•	Adjusted EBITDA was $15.7 million compared with adjusted EBITDA loss of $3.3 million in 2020;

Forward-Looking Expectations

Guidance for 2022 is for revenues of between $245 to $265 million, representing year-over-year growth of between 12% and 21%, GAAP operating income of between $5 to $9 million and adjusted EBITDA of between $20 to $24 million, representing year-over-year growth of between 27% to 53%.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “Our results in the quarter showed significant revenue growth of 58% year-over-year which translated into adjusted EBITDA of over $10 million, 10 times our levels in Q4 last year, an impressive achievement in a challenging year. These results, among others, reflect the opportunities and trends we are witnessing and have mentioned several times over the past year.”

"We recently launched SkyEdge IV, Gilat's next-generation multi-orbit, software-centric platform, that will improve operational efficiencies. I am proud to report that we recently closed major deals on this new platform with both Intelsat and SES, of which a significant portion were software licenses. We expect that with SkyEdge IV we will further increase our market share and strengthen our leadership position in our major focus areas of Mobility, 4G/5G Cellular Backhaul, Enterprise and Defense.

“Looking back at 2021, it was a remarkable year due to four major accomplishments. First, in the NGSO and VHTS segments we had two outstanding achievements: we were awarded a sizeable deal for a multi-year contract with the potential of hundreds of millions of dollars, to customize and provide our leading technology for NGSO constellations. Upon signing this contract, we received the first multi-million-dollar purchase order for initial units. We also received more than $40 million dollars in orders from a leading satellite operator to support a Low Earth Orbit Constellation.

"The second major accomplishment in 2021 was in fortifying our Mobility leadership in a multimillion dollar deal for SkyEdge IV, which provides Gilat access to top cruise lines and maritime service providers that will use SES’s O3b mPOWER as well as their geostationary fleet.

"The third major accomplishment during the year was in Peru, where we reached, ahead of our stated objectives, our goal of a $50 million run rate in annual recurring revenue. We expect that in 2022 we will turn the corner in Peru and our business there will become significantly profitable.

"And finally, we expanded our strategic relationship with Intelsat for commercial aviation in North America and Asia, demonstrating continued IFC market recovery."

Mr. Sfadia concluded, “As we enter 2022, I am very encouraged by our strong backlog, solid visibility and the pipeline we see ahead of us. We therefore feel confident in resuming our annual objectives which show strong growth in revenues and significant improvement in profitability for 2022.”

Key Recent Announcements

o	Intelsat Makes Strategic Selection with a Significant Initial Order of Gilat's New SkyEdge IV Platform for Its Newest High Throughput Satellite
o	SES and Gilat Expand Strategic Partnership with the Selection of Gilat's SkyEdge IV Platform for SES-17
o	Gilat Announces Launch of SkyEdge IV, Next Generation SATCOM Ground System, Aiming to Capture a Leading Position of the Multibillion-Dollar Emerging VHTS Market Opportunity
o	Gilat and Intelsat Expand Their Strategic Partnership in Commercial Aviation
o	Gilat Captures Greater Maritime Market Share in New Deal with Eurasian Satellite Service Provider
o	Leading Mobile Operator in Mexico Extends 4G Cellular Backhaul Recurring Revenue Managed Services Project with Gilat
o	Tier-1 Mobile Network Carrier in Japan Expanding Their 4G Cellular Network with Gilat’s Backhaul over Satellite
o	One of World’s Largest MNOs to Deploy Gilat’s 4G Cellular Backhaul over Satellite Technology
o	Gilat Signs Multi-Million Dollar Deal to Modernize and Expand Satellite Communications in Eurasia for Multiple Applications
o	Tier-1 US Global Military Terminal Provider Places Order of Over $5M with Gilat for Solid State Amplifiers
o	Africa’s Largest Satellite Cellular Backhaul Network Extends Coverage with Gilat’s Technology to a Dozen Countries in Africa

Conference Call Details

Gilat’s management will discuss its fourth quarter and full year 2021 results and business achievements and participate in a question and answer session:

Date:	Tuesday, February 15, 2022
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-866-744-5399
International: (+972) 3-918-0610

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq4-2021

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Unaudited Results
The attached summary unaudited financial statements represent the most current information available to management. Audited results will be reported in our annual report on Form 20-F.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), impairment of held for sale assets, and one-time changes of deferred tax assets.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 212 378 8040

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited	Audited

Revenues	$67,271	$42,627	$218,818	$165,885
Cost of revenues	42,328	29,329	147,198	124,670

Gross profit	24,943	13,298	71,620	41,215

Research and development expenses	9,357	7,474	33,031	27,689
Less - grants	905	454	1,695	1,386
Research and development expenses, net	8,452	7,020	31,336	26,303
Selling and marketing expenses	5,685	4,534	21,512	16,871
General and administrative expenses	4,545	3,794	15,587	14,063
Merger, acquisition and related litigation expenses (income), net	-	(64,782)	-	(53,633)
Impairment of held for sale asset	651	-	651	-

Total operating expenses (income)	19,333	(49,434)	69,086	3,604

Operating income	5,610	62,732	2,534	37,611

Financial expenses, net	264	192	1,722	1,907

Income before taxes on income	5,346	62,540	812	35,704

Taxes on income	2,969	98	3,492	793

Net income (loss)	$2,377	$62,442	$(2,680)	$34,911

Basic and Diluted earnings (loss) per share	$0.04	$1.12	$(0.05)	$0.63

Weighted average number of shares used in computing earnings (loss) per share
Basic	56,539,237	55,545,654	56,401,074	55,516,113
Diluted	56,627,907	55,815,099	56,401,074	55,583,474

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2021			December 31, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$24,943	71	$25,014	$13,298	42	$13,340
Operating expenses (income)	19,333	(1,147)	18,186	(49,434)	64,389	14,955
Operating income (loss)	5,610	1,218	6,828	62,732	(64,347)	(1,615)
Income (loss) before taxes on income	5,346	1,218	6,564	62,540	(64,347)	(1,807)
Net income (loss)	$2,377	3,517	$5,894	$62,442	(64,347)	$(1,905)

Earnings (loss) per share (basic and diluted)	$0.04	0.06	$0.10	$1.12	$(1.15)	$(0.03)

Weighted average number of shares used in
computing earnings per share
Basic	56,539,237		56,539,237	55,545,654		55,545,654
Diluted	56,627,907		56,928,169	55,815,099		55,545,654

(1)  Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets and other litigation expenses, merger, acquisition and related litigation expenses (income), net , impairment of held for sale asset and one-time changes to deferred tax assets.

	Three months ended	Three months ended
	December 31, 2021	December 31, 2020
	Unaudited	Unaudited

GAAP net income	$2,377	$62,442

Gross profit
Non-cash stock-based compensation expenses	66	39
Amortization of intangible assets related to acquisition transactions	5	3
	71	42
Operating expenses
Non-cash stock-based compensation expenses	445	254
Amortization of intangible assets related to acquisition transactions	51	54
Merger, acquisition and related litigation expenses (income), net	-	(64,782)
Impairment of held for sale asset	651	-
Trade secrets and other litigation expenses	-	85
	1,147	(64,389)

One-time changes to deferred tax assets	2,299	-

Non-GAAP net income (loss)	$5,894	$(1,905)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2021			December 31, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$71,620	$297	$71,917	$41,215	$186	$41,401
Operating expenses	69,086	(1,882)	67,204	3,604	51,502	55,106
Operating income (loss)	2,534	2,179	4,713	37,611	(51,316)	(13,705)
Income (loss) before taxes on income	812	2,179	2,991	35,704	(51,316)	(15,612)
Net income (loss)	(2,680)	4,478	1,798	34,911	(51,316)	(16,405)

Earnings (loss) per share (basic and diluted)	$(0.05)	$0.08	$0.03	$0.63	$(0.93)	$(0.30)

Weighted average number of shares used in
computing earnings per share
Basic	56,401,074		56,401,074	55,516,113		55,516,113
Diluted	56,401,074		56,878,852	55,583,474		55,516,113

(1)   Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets and other litigation expenses, merger, acquisition and related litigation expenses (income), net, impairment of held for sale asset, restructuring and re-organization costs and one-time changes to deferred tax assets.

	Twelve months ended	Twelve months ended
	December 31, 2021	December 31, 2020
	Unaudited	Unaudited

GAAP net income (loss)	$(2,680)	$34,911

Gross profit
Non-cash stock-based compensation expenses	277	166
Amortization of intangible assets related to acquisition transactions	20	20
	297	186
Operating expenses
Non-cash stock-based compensation expenses	1,029	1,114
Amortization of intangible assets related to acquisition transactions	202	204
Merger, acquisition and related litigation expenses (income), net	-	(53,633)
Impairment of held for sale asset	651	-
Trade secrets and other litigation expenses	-	96
Restructuring and re-organization costs	-	717
	1,882	(51,502)

One-time changes to deferred tax assets	2,299	-

Non-GAAP net income (loss)	$1,798	$(16,405)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP operating profit	$5,610	$62,732	$2,534	$37,611
Add:
Non-cash stock-based compensation expenses	511	293	1,306	1,280
Trade secrets and other litigation expenses	-	85	-	96
Restructuring and re-organization costs	-	-	-	717
Merger, acquisition and related litigation expenses (income), net	-	(64,782)	-	(53,633)
Impairment of held for sale asset	651	-	651	-
Depreciation and amortization (*)	3,848	2,729	11,214	10,653

Adjusted EBITDA	$10,620	$1,057	$15,705	$(3,276)

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited	Audited

Fixed Networks	$36,994	$25,085	$115,449	$92,671
Mobility Solutions	24,988	11,751	77,614	54,169
Terrestrial Infrastructure Projects	5,289	5,791	25,755	19,045

Total revenue	$67,271	$42,627	$218,818	$165,885

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$81,859	$88,754
Short-term deposits	2,159	-
Restricted cash	2,592	27,162
Trade receivables, net	38,744	27,976
Contract assets	24,220	41,573
Inventories	28,432	31,304
Other current assets	14,607	16,637
Held for sale asset	4,587	-

Total current assets	197,200	233,406

LONG-TERM ASSETS:
Restricted cash	12	42
Severance pay funds	6,795	6,665
Deferred taxes	17,551	19,295
Operating lease right-of-use assets	4,478	4,879
Other long term receivables	10,456	7,797

Total long-term assets	39,292	38,678

PROPERTY AND EQUIPMENT, NET	72,391	77,172

INTANGIBLE ASSETS, NET	640	1,082

GOODWILL	43,468	43,468

TOTAL ASSETS	$352,991	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$4,000
Trade payables	19,776	20,487
Accrued expenses	49,202	46,387
Advances from customers and deferred revenues	25,472	26,244
Operating lease liabilities	1,818	1,911
Dividend payable	-	35,003
Other current liabilities	13,339	13,322

Total current liabilities	109,607	147,354

LONG-TERM LIABILITIES:
Accrued severance pay	7,292	7,136
Long-term advances from customers	1,595	1,890
Operating lease liabilities	2,283	2,985
Other long-term liabilities	120	631

Total long-term liabilities	11,290	12,642

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,706	2,647
Additional paid-in capital	929,871	928,626
Accumulated other comprehensive loss	(6,357)	(6,017)
Accumulated deficit	(694,126)	(691,446)

Total shareholders' equity	232,094	233,810

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$352,991	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited	Audited
Cash flows from operating activities:
Net income (loss)	$2,377	$62,442	$(2,680)	$34,911
Adjustments required to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	3,789	2,534	10,991	10,291
Capital loss from disposal of property and equipment and impairment of held for sale asset	651	147	651	181
Stock-based compensation of options	511	293	1,306	1,282
Accrued severance pay, net	203	205	26	242
Deferred taxes, net	1,694	(966)	1,647	(867)
Decrease (increase) in trade receivables, net	(9,032)	(1,520)	(10,789)	19,332
Decrease (increase) in contract assets	249	(3,471)	17,353	(17,875)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	5,238	1,021	(247)	8,941
Decrease (increase) in inventories	2,796	100	2,449	(5,050)
Increase (decrease) in trade payables	2,007	3,178	(712)	(157)
Increase (decrease) in accrued expenses	861	(7,356)	2,012	(7,549)
Increase (decrease) in advance from customers and deferred revenue	(5,491)	2,218	(1,122)	(1,898)
Increase (decrease) in current and non current liabilities	(681)	1,596	(1,982)	1,376
Net cash provided by operating activities	5,172	60,421	18,903	43,160

Cash flows from investing activities:
Purchase of property and equipment	(3,909)	(1,976)	(8,933)	(4,716)
Investment in short term deposits	(2,159)	-	(2,159)	-
Net cash used in investing activities	(6,068)	(1,976)	(11,092)	(4,716)

Cash flows from financing activities:
Dividend payment	-	(19,999)	(35,003)	(19,999)
Repayment of long-term loans	-	-	(4,000)	(4,096)
Net cash used in financing activities	-	(19,999)	(39,003)	(24,095)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(51)	270	(303)	(360)

Increase (decrease) in cash, cash equivalents and restricted cash	(947)	38,716	(31,495)	13,989

Cash, cash equivalents and restricted cash at the beginning of the period	85,410	77,242	115,958	101,969

Cash, cash equivalents and restricted cash at the end of the period	$84,463	$115,958	$84,463	$115,958